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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

**Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC FILE NO.
8- 52253

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aladdin Capital LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Landmark Square
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul H. Eichhorn (203) 356-1900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

(ADDRESS)	1177 Avenue of the Americas	New York,	NY	10036
	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-74)

OATH OR AFFIRMATION

I, Paul H. Eichhorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aladdin Capital LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Paul H. Eichhorn
Signature

CFO
Title

Tara Guastella
Notary Public

TARA GUASTELLA
Notary Public
MY COMMISSION EXPIRES DEC. 31, 2005

*This report ** contains (check all applicable boxes):*

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [ ] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aladdin Capital LLC

(A wholly-owned subsidiary of Aladdin Capital Holdings, Inc.)
Financial Statements and
Supplementary Information pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934
for the year ended December 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Member of
Aladdin Capital LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in member's capital and of cash flows present fairly, in all material respects, the financial position of Aladdin Capital LLC (the "Company") at December 31, 2001, and the results of its operations, the changes in its member's capital and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 11, 2002

Aladdin Capital LLC
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 118,544
Deposit with clearing broker	2,000,000
Securities purchased under agreement to resell	6,640,752
Prepaid expenses	1,983
Accrued interest	956
Other assets	1,286
Total assets	$ 8,763,521
Liabilities & Member's Capital	
Liabilities	
Due to Parent Company	$ 5,000
Accounts payable and other accrued expenses	21,950
Total liabilities	26,950
Member's Capital	
Member's capital held by Aladdin Capital Holdings, Inc.	8,736,571
Total liabilities and member's capital	$ 8,763,521

The accompanying notes are an integral part of these financial statements.

Aladdin Capital LLC
Statement of Operations
For the year ended December 31, 2001

Revenues	
Net gains on principal transactions in securities	$ 9,797,594
Interest	203,468
Total revenues	10,001,062
Expenses	
Clearing charges	147,600
Operating expenses	60,000
Administrative expenses	40,000
Professional fees	10,595
Regulatory fees and licenses	6,635
Insurance	2,187
Other expenses	351
Total expenses	267,368
Net income	$ 9,733,694

The accompanying notes are an integral part of these financial statements.

Aladdin Capital LLC
Statement of Changes in Member's Capital
For the year ended December 31, 2001

Member's capital at December 31, 2000	$ 6,196,622
Distributions to Parent Company	(7,193,745)
Net income for the year	9,733,694
Member's capital at December 31, 2001	$ 8,736,571

The accompanying notes are an integral part of these financial statements.

Aladdin Capital LLC
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities	
Net income	$ 9,733,694
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in prepaid expenses	1,762
Increase in accounts payable and accrued expenses	12,220
Increase in accrued interest	(956)
Decrease in due to Parent Company	(26,255)
Increase in other receivables	(1,286)
Net cash provided by operating activities	9,719,179
Cash flows from investing activities	
Increase in securities purchased under agreement to resell	(2,618,935)
Net cash (used in) investing activities	(2,618,935)
Cash flows from financing activities	
Distributions to the Parent Company	(7,193,745)
Net cash (used in) financing activities	(7,193,745)
Decrease in cash and cash equivalents	(93,501)
Cash and cash equivalents at beginning of year	212,045
Cash and cash equivalents at end of year	$ 118,544

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Aladdin Capital LLC (the "Company") was organized as a Delaware Limited Liability Company on November 5, 1999 and is a wholly-owned subsidiary of Aladdin Capital Holdings, Inc. (the "Parent Company"). The Company, which commenced operations in May 2000, is primarily engaged in activity as a broker dealer of government and corporate debt securities from its offices in Stamford, Connecticut. The Company enters into securities transactions as an introducing broker on a fully disclosed basis for its customers. The Company transacts all of the securities transactions, in such capacity, for Genie I, L.P., a Cayman Islands exempted limited partnership affiliated with the Company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers. The Company operates on a fully disclosed basis through a clearing broker.

2. **Significant Accounting Policies**

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include cash and money market bank accounts maintained at major U.S. money center banks. The Company defines cash equivalents as short-term interest bearing investments with maturities at time of purchase of three months or less.

Securities transactions
Proprietary and customers' securities transactions are recorded on the trade date. Realized gain or loss on securities transactions is recorded on trade date basis.

Expenses
Expenses are recorded as incurred.

Purchase of securities under agreements to resell
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparty to deposit additional collateral or return collateral pledged when appropriate. If the counterparty defaults and the value of the collateral declines or if bankruptcy proceedings commenced with respect to the counterparty, realization of the collateral by the Company may be delayed or limited.

Taxes
The Company is a disregarded entity for tax purposes and as such, it generally is not subject to federal and state income taxes and, therefore, no provision for income taxes has been made in the accompanying financial statements.

3. **Deposit with Clearing Broker**

The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain a collateral account during the term of the agreement to secure its obligations under the agreement.

4. **Net Capital and Customer Protection Requirements**

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $2,091,594 which exceeded required net capital of $100,000 by $1,991,594. The Company's ratio of aggregate indebtedness to net capital was .013 to 1.

The Company is exempt from SEC Rule 15c3-3 as it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing brokers and dealers, and does not otherwise hold funds or securities of customers.

5. **Related Party Transactions**

The Company shares office facilities and related services with its Parent Company and its affiliated entities. Under a service agreement between the Company and its Parent Company, the Company is required to pay the Parent Company a monthly fee equal to the lesser of 40 percent of its gross revenues or $5,000. For the year ended December 31, 2001 the Company paid an aggregate of $60,000 to the Parent Company under this agreement.

Concentration of business
Substantially all of the Company's net gains on principal transactions in securities for the year was generated from entities affiliated with or related to the Parent Company.

Concentration of credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. **Repurchase Agreement**

At December 31, 2001, the Company held repurchase agreement dated December 31, 2001 with Salomon Smith Barney of face value $6,640,752, maturing on January 2, 2002 with interest at 2.00% per annum (proceeds at maturity of $6,641,490). The repurchase agreement was collateralized by Calpine Corp. Note, face value $8,246,000, 8.50%, maturing February 15, 2011 and had an approximate market value (including accrued interest) of $7,607,622 at December 31, 2001.

7. **Subsequent Event**

On January 8, 2002, the Company made a distribution of $3,500,000 to the Parent Company.

Aladdin Capital LLC
Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2001 — Supplementary Schedule I

Net capital	
Member's capital	$ 8,736,571
Add:	
Liabilities subordinated to claims of general creditors, allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	$ 8,736,571
Deductions and/or changes	
Non-allowable assets	
Prepaid expenses and other assets	$ (4,225)
Repurchased agreement	(6,640,752)
Net capital before haircuts on securities positions	2,091,594
Deduct haircuts on securities	-
Net capital	$ 2,091,594
Aggregate Indebtedness	
Items included in balance sheet	
Accounts payable and accrued expenses	$ 21,950
Due to Parent Company	5,000
Total aggregate indebtedness	$ 26,950
Computation of Basic Net Capital Requirements	
Minimum capital required	$ 100,000
Excess Net Capital	$ 1,991,594
Ratio: Aggregate Indebtedness to Net Capital	.013 to 1.0

Statement pursuant to paragraph (d)(1) of SEC Rule 17a-5

There are no material differences between this computation of net capital above and the corresponding computation prepared by the Company for inclusion in its unaudited Form X-17A-5 Part II A FOCUS Report as of December 31, 2001.

Aladdin Capital LLC
Information Relating to Possession or Control Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
December 31, 2001

Supplementary Schedule II

The Company carries no customer accounts and does not otherwise hold funds, or securities for, or owe money or securities to, customers; accordingly, no amounts need to be included in the customer reserve requirements, and the information related to possession or control requirements under SEC Rule 15c3-3 is not applicable.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

**Report of Independent Accountants
on Internal Accounting Control Required
by SEC Rule 17a-5**

To the Board of Directors and Member of
Aladdin Capital LLC

In planning and performing our audit of the financial statements and supplemental schedules of Aladdin Capital LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provision of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

PRICEWATERHOUSECOOPERS

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 11, 2002